HIMALAYA SHIPPING LTD. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS Thursday, August 15, 2024 NOTICE IS HEREBY given that the Annual General Meeting (the “AGM”) of the shareholders (the “Shareholders”) of Himalaya Shipping Ltd. (the “Company”) will be held at the Company’s Registered Office located at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda and electronically via Microsoft Teams on Thursday, August 15, 2024 at 10:00 a.m. (Bermuda time), for the following purposes, all of which are more completely set forth in the accompanying information statement: To receive the audited consolidated financial statements of the Company for the year ended December 31, 2023. To consider the following Company proposals: 1. To set the maximum number of Directors to be not more than seven. 2. To re-elect Mr Bjørn Isaksen as a Director of the Company. 3. To re-elect Mr Carl E. Steen as a Director of the Company. 4. To re-elect Ms Georgina E. Sousa as a Director of the Company. 5. To re-elect Ms Mi Hong Yoon as a Director of the Company. 6. To re-elect Ms Jehan Mawjee as a Director of the Company. 7. To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration. 8. To approve remuneration of the Company’s Board of Directors (the “Board”) of a total amount of fees not to exceed US$370,000 for the year ending December 31, 2024. By Order of the Board of Directors Mi Hong Yoon Secretary Dated: June 10, 2024 Notes: 1. The Board has fixed the close of business on June 11, 2024, as the record date for the determination of the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. 2. Information concerning solicitation and voting for the AGM, in connection with the business proposals and a Form of Proxy voting for the AGM, including the Company’s audited consolidated financial statements for the year ended December 31, 2023 are available on the Company’s website at https://himalaya-shipping.com under Investor Relations. Shareholders can request hard copies free of charge upon request by writing to us at: 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, or send an e-mail to: my@himalaya-shipping.com. 3. No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary at my@himalaya-shipping.com, to reach the Registered Office by not later than 48 hours before the time for holding the AGM. * At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office, or via electronic remote participation. We strongly encourage Shareholders to participate remotely and submit a proxy electronically to ensure your shares are voted at the meeting. If a Shareholder chooses to attend the AGM remotely, please contact the Company Secretary at my@himalaya-shipping.com no later than 48 hours prior to the AGM, who will provide the Microsoft Teams link and dial in numbers in advance of the AGM. Additionally, please pre-submit any questions to the Board and these will be answered at the AGM. 4. Each of the resolutions set out above will require the affirmative vote of a simple majority of the votes cast. 5. A Form of Proxy is enclosed for use by holders of shares held through the VPS in Norway in connection with the business set out above. A holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only: The Company is pleased to furnish its proxy materials for the AGM to its shareholders via the internet. The Company believes that this e-distribution notice and proxy process will expedite shareholders’ receipt of proxy materials, lower the costs and reduce the environmental impact of the Company’s Annual General Meeting. Accordingly, the Company will mail to its shareholders of record and beneficial owners instructions on how to access the AGM materials via the Internet and how to vote online. YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE “MEETING’) OF HIMALAYA SHIPPING LTD. TO BE HELD ON AUGUST 15, 2024. PRESENTATION OF FINANCIAL STATEMENTS In accordance with Section 84 of the Bermuda Companies Act 1981, as amended (the “Companies Act”), the audited consolidated financial statements of the Company for the year ended December 31, 2023, will be presented at the Meeting. These statements have been approved by the Directors (as defined below) of the Company. There is no requirement under Bermuda law that such statements be approved by the Shareholders, and no such approval will be sought at the Meeting. The Company’s audited consolidated financial statements are available on our website at www.himalaya-shipping.com under Investor Relations. Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or send an e-mail to: my@himalaya-shipping.com. The audited consolidated financial statements of the Company for the year ended December 31, 2023, have been provided to Shareholders via the internet as described above. COMPANY PROPOSALS PROPOSAL 1 – MAXIMUM NUMBER OF DIRECTORS It is proposed, in accordance with Bye-law 98, that the maximum number of Directors is seven. PROPOSALS 2, 3, 4, 5 AND 6 – ELECTION OF DIRECTORS The Board has nominated the five persons listed below for re-election as Directors of the Company, all of whom are presently members of the Board of Directors. A majority of the nominees are independent under both the New York Stock Exchange ("NYSE") corporate governance listing standards and the Norwegian Code of Practice for Corporate Governance (the “Code”). To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE listing standards, and the Board must have affirmatively determined that he or she has no material relationships with the Company, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Company. The Board, having reviewed and considered all relevant relationships between the Company and each director determined, in accordance with the NYSE’s listing standards and the Code, that each non-executive director who serves on the Audit Committee, Ms Mawjee, Mr Steen and Ms Sousa, meets the independence standards for directors established by the NYSE’s listing standards and the Code, and accordingly is independent. The below information in the Board Diversity Matrix was provided by the nominees. Two members self-identify as male and three self-identify as female, including two who self-identify as underrepresented individuals based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in the home country jurisdictions. Board Diversity Matrix (as of June 10th, 2024) Country of Principal Executive Offices Bermuda Foreign Private Issuer Yes Disclosure Prohibited Under Home Country law No Total # of Directors 5 Part I: Gender Identity Female Male Non- Binary Did Not Disclose Gender Directors 3 2 - - Part II: Demographic Background Underrepresented individual in Home Country Jurisdiction 2 As provided in the Company's Bye-laws (the “Bye-laws”), each Director is elected at each annual general meeting of Shareholders and shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Board strongly supports their re-election and recommends that shareholders vote in favour of the proposed resolutions at the AGM.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for selection as Directors of the Company is set forth below:

Name	Director since	Position with the Company
Bjørn Isaksen	2021	Director, Chairman
Carl E. Steen	2021	Director and Audit Committee Member
Georgina E. Sousa	2021	Director and Audit Committee Member
Mi Hong Yoon	2022	Director and Secretary
Jehan Mawjee	2022	Director and Audit Committee Chair

Mr. *Bjørn Isaksen* has been a member of the Board of Directors since June 2, 2021. Mr. Isaksen was employed by ABG Sundal Collier Ltd. as a partner from 2005 until 2014 and has been employed by Magni Partners as a partner since 2014..

Mr. Carl E. Steen has been a member of the Board of Directors since November 1, 2021, and currently serves on the Audit Committee. Mr. Steen graduated from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank's Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Golar LNG Limited, Belships ASA and Wilhelmsen Holding ASA, where he is chairman of the Board of Directors.

Ms. Georgina E. Sousa was appointed as a director in June 2021 and also serves on our Audit Committee. She currently serves as a director of Golar LNG Limited. Ms. Sousa was employed by Golar Management (Bermuda) Limited (GMBL) as Managing Director from January 2019 until her retirement in March 2022. She previously served as a director and company secretary of Borr Drilling Limited and 2020 Bulkers Ltd from February 2019 to February 2022. Prior to joining GMBL, Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. Ms. Sousa also served as a director and company secretary of Frontline Ltd., and various related publicly listed companies during that period. Until January 2007, Ms. Sousa was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda management company, having joined the firm in 1993 as manager of Corporate Administration. From 1976 to 1982 Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as secretary and from 1982 to 1993, she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary.

Ms. Mi Hong Yoon has served as Company Secretary and been a member of the Board of Directors since May 23 2022. Ms. Yoon is Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited's global operations in Hong Kong and London from 2009 to 2019. She has extensive international legal, regulatory and compliance experience, and is responsible for the corporate governance and compliance of a number of publicly listed companies. Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Masters degree (LLM) in international economic law from the Chinese University of Hong Kong. Current and past directorships and management positions include and Borr Drilling Limited. (Director and Company Secretary), Golar LNG Ltd. (Company Secretary), 2020 Bulkers Ltd. (Company Secretary), and Cool Company Ltd (Director and Company Secretary from February 2022 until November 2023).

Ms. Jehan Mawjee has been a member of the Board of Directors and Chair of the Audit Committee since December 19, 2022. Ms. Mawjee has been employed as Chief Accounting Officer of Borr Drilling Limited since April 2021. She previously served in various accounting roles at Golar LNG Limited from 2015 to 2021 and at KPMG from 2012 to 2015. Ms. Mawjee is a Chartered Accountant and holds a Master of Professional Accounting degree from the University of Saskatchewan as well as an Honours Degree in Applied Economics from Queen's University.

PROPOSAL 7 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the Shareholders to approve the re-appointment of PricewaterhouseCoopers AS of Oslo, Norway as the Company's independent auditors and to authorise the Board to determine the auditors' remuneration.

Audit services provided by PricewaterhouseCoopers AS in fiscal year 2024 included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 8– TO APPROVE DIRECTORS’ REMUNERATION At the Meeting, the Board will ask that the Shareholders to approve remuneration of the Company’s Directors of a total amount of fees not to exceed US$370,000 for the year ending December 31, 2024. OTHER BUSINESS Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. By Order of the Board of Directors Mi Hong Yoon Secretary Hamilton, Bermuda Date: June 10, 2024

Himalaya Shipping Ltd. (the "Company")

Form of Proxy for use at Annual General Meeting to be held on August 15, 2024.

I/We ……

Of ………..

being (a) holder(s) of ………………………………… Ordinary Shares of US$1.00 each of the above-named

Company on the record date of June 11, 2024 hereby appoint the duly appointed Chairman of the meeting or ………………………………

to act as my/our proxy at the Annual General Meeting of the Company to be held on August 15, 2024 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals	*For*	*Against*	*Abstain*
1. To set the maximum number of Directors to be not more than seven.			
2. To re-elect Bjørn Isaksen as a Director of the Company.			
3. To re-elect Carl E. Steen as a Director of the Company.			
4. To re-elect Georgina E. Sousa as a Director of the Company.			
5. To re-elect Mi Hong Yoon as a Director of the Company.			
6. To re-elect Jehan Mawjee as a Director of the Company			
7. To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.			
8. To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$370,000 for the year ending December 31, 2024.			

Date ……………………………….. Signature ………………………………………………

Notes:

1. *A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.*
2. *Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.*
3. *In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.*
4. *In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.*
5. *If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.*
6. *This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.*

DNB Bank ASA
Registrars Dept.
Postboks 1600 Sentrum
0021 Oslo, Norway
Tel: +47 23 26 80 16
Or via e-mail to: vote@dnb.no